SCHEDULE 13D

Amendment No. 14
Quantum Corporation
common stock
Cusip # 747906105
Filing Fee: No


Cusip # 747906105
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	55,237
Item 8:	None
Item 9:	3,937,039
Item 10:	None
Item 11:	3,937,039
Item 13:	9.01%
Item 14:	HC


PREAMBLE


	The Schedule 13D, dated March 26, 1992, and amended June 19, 1992, October 8, 1992, October 15, 1992, October 29, 1992, December 10, 1992,
December 15, 1992, February 18, 1993, March 3, 1993, May 25, 1993, September 21, 1993, October 5, 1993, October 27, 1993, and october 28, 1993, filed by FMR Corp. ("FMR") with respect to the common stock, $0.01 par value per share (the "Shares") of Quantum Corp. (the "Company") is hereby amended as set forth below. The shares to which it relates are owned by six funds managed by Fidelity Management & Research Company, and twenty-one pension funds managed by Fidelity Management Trust Company.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by six of the Fidelity Funds, and by twenty-one Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	The Fidelity Funds which own or owned shares purchased in the aggregate 18,481,325 shares for cash in the amount of approximately $266,072,349, including brokerage commissions. Proceeds from 14,616,604 shares sold aggregated approximately $218,815,952. The Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since April 8, 1994.

	The pension funds of FMTC which own or owned shares purchased in the aggregate 959,595 shares for cash in the amount of approximately $14,966,915, including brokerage commissions. Proceeds from 880,665 shares sold aggregated approximately $13,427,194. The pension funds used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since April 8, 1994.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 3,937,039 shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment adviser to the Fidelity Funds, 3,864,721 shares, or approximately 8.85% of the outstanding shares of the Company and through FMTC, 72,318 shares, or approximately 0.17% of the outstanding shares of the Company. The number of shares held by the Fidelity Funds and FMTC includes 70,419 shares of common stock resulting from the assumed conversion of $1,278,000 principal amount of the 6.375% convertible subordinated debenture (55.10 shares of common stock for each $1,000 principal amount of the debenture). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other shares. The combined holdings of FMR, Fidelity, and FMTC are 3,937,039 shares, or approximately 9.01% of the outstanding shares of the Company.

	(b)	FMR, through its control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds each has sole power to dispose of the shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 3,864,721 shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. FMTC has sole dispositive power over 72,318 shares held by the pension funds and sole voting power over 55,237 shares and no voting power over 68,267 shares.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



Date:	June 21, 1994				By:	/s/Arthur S. Loring
							Arthur S. Loring
							Vice President - Legal



Schedule A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH

									PRINCIPAL
NAME					FMR CORP.			OCCUPATION

Edward C. Johnson 3d			President, Director,		Chairman of
the Board
					CEO, Chairman &		and CEO, FMR
					Mng. Director

J. Gary Burkhead				Director				President-
Fidelity

Caleb Loring, Jr.				Director, Mng. Director		Director,
FMR

James C. Curvey				Director, Sr. V.P.			Sr.
V.P., FMR

William L. Byrnes			Vice Chairman,			Vice Chairman, FIL
					Director & Mng. Director

Robert C. Pozen				Sr. V.P. & Gen'l Counsel		Sr.
V.P. & Gen'l Counsel
									FMR

Mark Peterson				Exec., V.P.-Management		Exec., V.P.-
Managmeent
					Resources			Resources, FMR

Denis McCarthy				Sr. Vice Pres. - Administration	Vice
Pres., Chief
					Chief Financial Officer		Financial Officer,
FMR




SCHEDULE B


Quantum Corp.

Four Fidelity Funds purchased shares since April 8, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-13-94	157,000	$13.83
	05-24-94	120,000	15.50
	05-25-94	100,000	15.85
	05-26-94	100,000	16.31
	05-27-94	100,000	15.75
	05-31-94	50,00	16.19
	06-01-94	407,000	16.62
	06-03-94	100,600	16.06



 SCHEDULE B


Quantum Corp.

Nine Fidelity Funds sold shares since April 8, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-11-94	383,800	$14.62
	05-17-94	100,000	13.64
	05-20-94	200,000	15.13
	05-23-94	150,000	15.00
	05-27-94	200,000	15.75
	06-03-94	570,500	16.02
	06-06-94	300,000	15.63
	06-06-94	2,204	**18.56
	06-07-94	325,000	14.26
	06-08-94	300,000	13.91
	06-09-94	250,000	13.35

** This number represents 2,204 shares of common stock as a result of the conversion of $40,000 principal amount of the 6.75% convertible subordinated debenture.



SCHEDULE B


Quantum Corp.

Seventeen Accounts sold shares since April 8, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-06-94	107,996	$18.56